LAW DEPARTMENT
                             ICAHN ASSOCIATES CORP.
                            AND AFFILIATED COMPANIES
                         767 FIFTH AVENUE - 47TH FLOOR
                            NEW YORK, NEW YORK 10153
                          TELEPHONE NO. (212) 702-4300
                             FAX NO. (212) 688-1158


JESSE LYNN, ASSISTANT GENERAL COUNSEL                  DIRECT DIAL: 212-702-4331
                                                       EMAIL:  JLYNN@SFIRE.COM



                                 April 20, 2010


VIA EDGAR
---------

United States Securities and Exchange Commission
Division of Corporate Finance - Office of Mergers & Acquisitions
One Station Place - 100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Perry J. Hindin, Special Counsel

     RE: LIONS GATE ENTERTAINMENT CORP. ("LIONS GATE")
         PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A FILED APRIL 8, 2010 FILED BY ICAHN PARTNERS LP, ET. AL.

Ladies and Gentlemen:

     Set forth below, on behalf of Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP, Icahn Partners Master Fund III LP, Icahn Fund S. r.l., Daazi Holding B.V., High River Limited Partnership, Hopper Investments LLC, Barberry Corp., Icahn Onshore LP, Icahn Offshore LP, Icahn Capital LP, IPH GP LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc., Beckton Corp. and Mr. Carl C. Icahn (collectively, the "Filing Persons"), are responses to the comments contained in the letter (the "Comment Letter") from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") received by Jesse Lynn, Assistant General Counsel to Mr. Icahn and affiliates, via fax on April 16, 2010, relating to the Preliminary Proxy Statement on Schedule 14A filed with the Commission by the Filing Persons on April 8, 2010. The paragraph numbers set forth below correspond to those contained in the Comment Letter.

1. Rule 14a-16. In response to the Staff's first comment, we hereby confirm that the participants will post their proxy material on a specified publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials.

2. Rule 14a-6(b) and (c). In response to the Staff's second comment, we hereby confirm that the participants understand that all written soliciting materials, including any scripts to be used in soliciting proxies, must be filed under cover of Schedule 14A on the date of first use.

Each of the Filing Persons hereby acknowledges that:

     - the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filings;

     - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     - the Filing Person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions regarding this filing, please contact the undersigned at (212) 702-4331 or Keith Schaitkin, Esq. at (212) 702-4380.

                                                               Very truly yours,


                                                               /s/ Jesse Lynn
                                                               --------------
                                                               Jesse Lynn